Crest Capital LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2015

ASSETS		
Cash	$	32,356
Prepaid expenses		1,317
TOTAL ASSETS	$	33,673
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	760
Total liabilities		760
Member's equity		32,913
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	33,673

See accompanying notes to financial statements.